UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 18)

Lions Gate Entertainment Corp.

(Name of Subject Company)

Lions Gate Entertainment Corp.

(Name of Person Filing Statement)

Common Shares, without par value

(Title of Class of Securities)

535919203

(CUSIP Number of Class of Securities)

Wayne Levin, Esq.

EVP, Corporate Operations and General Counsel

Lions Gate Entertainment Corp.

2700 Colorado Ave., Suite 200

Santa Monica, California 90404

Telephone: (877) 848-3866

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copy to:

James Cole, Jr., Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Telephone: (212) 403-1000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.....................................................................................................	3
ITEM 4.	THE SOLICITATION OR RECOMMENDATION................................................................................................................	3
ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY..............................................................................................	6
ITEM 9.	EXHIBITS....................................................................................................................................................................................	7
SIGNATURE...		8

This Amendment No. 18 to the Schedule 14D-9 (“Amendment No. 18”), filed with the Securities and Exchange Commission (the “SEC”) on June 4, 2010, amends and supplements the Schedule 14D-9 filed with the SEC on March 12, 2010, by Lions Gate Entertainment Corp., a corporation existing under laws of British Columbia (“Lionsgate” or the “Company”).  The Schedule 14D-9 relates to the unsolicited offer by Icahn Partners LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund II LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund III LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Fund S.à r.l., a limited liability company governed by the laws of Luxembourg, Daazi Holding B.V., a limited liability company governed by the laws of The Netherlands, High River Limited Partnership, a limited partnership governed by the laws of Delaware, Hopper Investments LLC, a limited liability company governed by the laws of Delaware, Barberry Corp., a corporation governed by the laws of Delaware, Icahn Onshore LP, a limited partnership governed by the laws of Delaware, Icahn Offshore LP, a limited partnership governed by the laws of Delaware, Icahn Capital LP, a limited partnership governed by the laws of Delaware, IPH GP LLC, a limited liability company governed by the laws of Delaware, Icahn Enterprises Holdings L.P., a limited partnership governed by the laws of Delaware, Icahn Enterprises G.P. Inc., a corporation governed by the laws of Delaware, Beckton Corp., a corporation governed by the laws of Delaware, 7508921 Canada Inc., a corporation governed by the laws of Canada, Carl C. Icahn and Ronald G. Atkey, in his capacity as the sole trustee of the LGE Trust, to purchase Shares, without par value, of Lionsgate.

The information in the Schedule 14D-9 is incorporated in this Amendment No. 18 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used herein without definition shall have the respective meanings specified in the Schedule 14D-9.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

Item 2 of the Schedule 14D-9 is hereby amended by (a) replacing the reference to “April 30, 2010” therein with “June 16, 2010”  and (b) deleting the seventh paragraph of the section entitled “Tender Offer”, which paragraph currently reads “there shall have been properly and validly deposited under the Offer and not withdrawn at least 36,985,976 Shares”, in its entirety.

Annex A of the Schedule 14D-9 is also hereby amended by deleting the second paragraph thereof, which currently reads “there shall have been properly and validly deposited under the Offer and not withdrawn at least 36,985,976 Lions Gate Shares”, in its entirety.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by deleting the last section entitled “Solicitation or Recommendation” in its entirety and replacing it with the following:

“Solicitation or Recommendation

After careful consideration, including a thorough review by the Special Committee of the Board and by the Board, in consultation with their respective financial and legal advisors, of the terms and conditions of the Offer, the Board, by unanimous vote of the directors present at a meeting held on June 4, 2010, and upon the unanimous recommendation of the Special Committee, determined that the waiver of the minimum tender condition has not addressed and has actually exacerbated the fundamental deficiencies of the Offer, and the Offer continues to be financially inadequate and coercive and continues not to be in the best interests of Lionsgate, its shareholders and other stakeholders.

Accordingly, for the reasons described in more detail below, the Board recommends that Lionsgate’s shareholders reject the Offer and NOT tender their Shares to the Offeror in the Offer.  Please see “— Reasons for Recommendation” below for further detail.

If you have tendered your Shares, you can withdraw them.  For assistance in withdrawing your Shares, you can contact your broker or Lionsgate’s information agent, MacKenzie Partners, Inc. (“MacKenzie”), at the address, phone number and email address below:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

Telephone:  (800) 322-2885 (Toll-Free)

(212) 929-5500 (Collect)

Email: Lionsgate@mackenziepartners.com”

Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by adding to the end of the section entitled “Background of the Offer and Reasons for Recommendation — Background of the Offer” the following:

“On June 1, 2010, the Offeror announced that it had amended the Offer to delete the condition that at least 36,985,976 Shares must be properly and validly deposited under the Offer and not withdrawn and to further extend the Offer to 8:00 p.m. New York time on June 16, 2010.  On that same day, Lionsgate issued a press release recommending that shareholders take no action in response to the Offer and informing shareholders that the Board, in consultation with the Special Committee and financial and legal advisors, would review the Offer and make its recommendation to shareholders.

On June 2, 2010, the Special Committee met with its financial and legal advisors, as well as the Company’s management and financial and legal advisors.  During the meeting, the Special Committee received an update regarding the terms of the amended Offer and noted that the financial terms of the Offer had not changed.  The Special Committee then engaged in a discussion of the amended Offer and potential responses to the amended Offer and determined to adjourn and reconvene after the Special Committee’s legal and financial advisors had undertaken further analysis of the amended Offer.

On June 4, 2010, the Special Committee met with its financial and legal advisors, as well as the Company’s management and financial and legal advisors.  During the meeting, the Special Committee and its advisors considered and discussed, among other things, the repeated indications by shareholders of the Company that they consider the Offer to be inadequate, as evidenced by discussions with shareholders, by the votes cast by shareholders in favor of the shareholder rights plan and by the fact that holders of less than 4% of the Company’s outstanding  shares had tendered those shares into the Offer despite repeated amendments and extensions by the Icahn Group, as well as the potential reaction of shareholders to the amended Offer.   The Special Committee also considered and discussed the hearings regarding the Offer before the Parliament of Canada and potential consequences to the Company that could result from completion of the Offer, including under the Company’s debt instruments and the Investment Canada Act (Canada) (the “ICA”), the possibility that concerns over such consequences might cause additional shares to be tendered despite the inadequacy of the Offer, and potential actions that the Company might take to ameliorate these and other consequences.  The Special Committee also considered and discussed an update by Morgan Stanley with respect to, among other things: the market price of the Shares; the current results, business plan and initiatives of the Company; the factors affecting the industry and strategic environment generally; and the inadequacy of the Offer Price relative to various metrics.  The Special Committee also received and considered an update of the financial analyses of its financial advisor Perella Weinberg in light of the amended Offer.  The Special Committee also discussed with its advisors and the Company’s management and advisors potential alternatives based on a number of different contingencies.  The Special Committee then excused the Company’s management and the Company’s advisors and engaged in further discussion.  At the conclusion of this discussion, the Special Committee unanimously determined that the waiver of the minimum tender condition has not addressed and has actually exacerbated the fundamental deficiencies of the Offer, and the amended Offer continues to be financially inadequate and coercive and continues to not be in the best interests of the Company, its shareholders and other stakeholders, and to recommend to the Board that the Board recommend that shareholders reject the amended Offer and not tender any Shares pursuant to the amended Offer.

Later on June 4, 2010, the Board met with its financial and legal advisors as well as the Company’s management and the Special Committee’s financial and legal advisors.  The Board reviewed, among other things, the terms of the amended Offer and the repeated rejection of the Offer by shareholders.  The Board also considered and discussed updated analyses of each of Morgan Stanley and Perella Weinberg which had been provided to the Special Committee.  The Company’s management then provided an update as to the status of certain of its current initiatives and responded to questions from members of the Board.  Following these presentations, the Chairman of the Special Committee advised the Board of the determinations and recommendations of the Special Committee with respect to the amended Offer.  Following discussion and further deliberation on these matters,  including the determinations and recommendations of the Special Committee as noted above, the past and potential future reaction of shareholders, the hearings before the Parliament of Canada, potential consequences that could result from completion of the Offer and possible responses to such consequences, the Board determined, by unanimous vote of the directors present, that the elimination of the minimum tender condition to the Offer has, if anything, exacerbated its fundamental deficiencies, and that the amended Offer continues to be financially inadequate and coercive and continues not to be in the best interests of the Company, its shareholders and other stakeholders, and to recommend that shareholders reject the amended Offer and not tender any Shares pursuant to the amended Offer.

Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by appending to the end of the section entitled “Background of the Offer and Reasons for Recommendation — Reasons for Recommendation” the following:

“Additional Reasons for Recommendation as of June 4, 2010

After careful consideration, including a thorough review of the terms and conditions of the amended Offer by the Special Committee and by the Board, in consultation with their respective financial and legal advisors, the Board, by unanimous vote of the directors present at a meeting held on June 4, 2010, and upon the unanimous recommendation of the Special Committee, determined that the elimination of the minimum tender condition to the Offer has exacerbated the fundamental deficiencies of the Offer, and the Offer continues to be financially inadequate and coercive and not in the best interests of Lionsgate, its shareholders and other stakeholders, and recommended that shareholders reject the Offer and not tender their Shares into the Offer.

The amendments to the Offer did not include any change to the Offer Price or other factors that change the Board’s view regarding the Icahn Group’s acquisition of additional Shares or control of the Company, whether as a strategic, financial or regulatory matter.  Accordingly, the Board and the Special Committee reaffirm the factors underlying their previous recommendation as detailed above.

Furthermore, the Board and Special Committee believe that the financial inadequacy of the Offer has become more pronounced since the time that the original Offer was launched.  The Company recently announced record performance in fiscal year 2010 in terms of revenues, EBITDA and adjusted EBITDA, as well as significant improvements in net loss and cash flow from those anticipated at the time the financial adequacy of the Offer was last considered by the Board and the Special Committee, none of which are reflected in the Offer Price.

Views of Wall Street analysts have also changed to reflect a higher value for Lionsgate, and the average price target of Wall Street analysts for the Shares as of June 3, 2010 is at a 26.4% premium to the U.S. $7.00 per share offer price (as indicated in the chart below).

Analyst Targets
As of June 3, 2010
Lionsgate Share Price ($)

Source Bloomberg (1) Long-term price target.

The Board and the Special Committee continue to be concerned that an acquisition by the Icahn Group of even the less than 4% of outstanding Shares that were tendered into the Offer and not withdrawn as of the last announcement by the Icahn Group would cause an event of default under the Credit Facilities, which could trigger financial obligations under the 10.25% Notes and the Notes.  The Company has accordingly been in discussions with lenders under the Credit Facilities to seek a waiver or amendment to prevent such an event of default.  While these lenders have indicated they would not be willing to finalize a waiver or amendment until changes which may be brought about by the Offer have become more certain, the Company believes that the removal of the minimum tender condition makes it more likely that some number of shares will be taken up under the Offer and is continuing discussions with such lenders.  However, as there can be no assurance as to the availability or the terms of such a waiver or amendment, the Company encourages shareholders who have tendered into the Offer to withdraw such tendered Shares.

The Board and the Special Committee believe that the removal of the minimum tender condition is intended to place additional pressure on the Company’s shareholders to tender their Shares despite the inadequacy of the Offer Price by raising the specter of an event of default or, at higher levels of participation in the tender, negative consequences under the ICA or due to the Icahn Group’s negative or complete control over the Company.  However, while this pressure continues to exist, in response to the Board and Special Committee’s earlier objections, the Icahn Group previously amended the Offer to provide for a 10 business day subsequent offering period following the expiration of the Offer.  As a result, shareholders can wait until the beginning of the subsequent offering period , at which time the Icahn Group will be obligated to announce the number of Shares tendered and not withdrawn and give shareholders better insight into the potential consequences of the Offer, and then decide whether to tender in the subsequent offering period on that basis.  Accordingly, shareholders who do not believe the Offer Price to be adequate should not feel pressured to take action before the subsequent offering period.  However, shareholders who have already tendered will not be able to withdraw their Shares during the subsequent offering period, and thus should withdraw any Shares already tendered into the Offer to maximize their flexibility.

Accordingly, the Board recommends that shareholders reject the Offer and NOT tender their Shares pursuant to the Offer.

The foregoing discussion of factors considered by the Board and the Special Committee is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer, the Board and the Special Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching their recommendations.  In addition, individual members of the Board and the Special Committee may have assigned different weights to different factors.  However, after weighing all of the various factors, the Board and the Special Committee made their respective recommendations by unanimous vote of the directors present.”

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Item 6 of the Schedule 14D-9 is hereby amended and supplemented by deleting the section entitled “Securities Transactions” in its entirety and replacing it with the following:

“Securities Transactions

No transactions with respect to Shares have been effected by Lionsgate or, to Lionsgate’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Statement, except as set forth below:

Name of Person	Transaction Date	Number of Shares	Price Per Share	Nature of Transaction
Steve Beeks	May 30, 2010	58,092	$6.80	Withholding of Shares (1)
Steve Beeks	May 28, 2010	106,250	$0	Vesting of Equity Awards (2)
Jon Feltheimer	May 28, 2010	58,320	$6.80	Withholding of Shares (1)
Jon Feltheimer	May 28, 2010	160,000	$0	Vesting of Equity Awards (2)
Jon Feltheimer	April 9, 2010	18,760	$6.19	Withholding of Shares (1)

Name of Person	Transaction Date	Number of Shares	Price Per Share	Nature of Transaction
Jon Feltheimer	April 9, 2010	40,388	$0	Vesting of Equity Awards (2)
Wayne Levin	April 6, 2010	23,225	$6.22	Withholding of Shares (1)
Wayne Levin	April 6, 2010	23,225	$6.22	Withholding of Shares (1)
Wayne Levin	April 6, 2010	50,000	$0	Vesting of Equity Awards (2)

(1)  Represents Shares withheld by Lionsgate to satisfy certain tax withholding obligations upon the vesting of restricted share units.  Pursuant to the Lions Gate Entertainment Corp. 2004 Incentive Plan and Lionsgate’s policies, Shares were automatically canceled to cover certain of the reporting person’s tax obligations.  No Shares were sold by Lionsgate or the reporting person.

(2) Amount includes restricted share units and/or restricted share performance units granted by Lionsgate pursuant to the terms of an employment agreement with the reporting person, which are payable in an equal number of Shares.”

Forward-Looking Statements

Certain statements in this Statement may constitute “forward-looking” statements.  Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate.  These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict.  Actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements as a result of various important factors, including, but not limited to, actions taken by the Icahn Group, actions taken by shareholders in respect of the Offer, the possible effect of the Offer on Lionsgate’s business (including, without limitation, on the Credit Facilities and the Notes and on Lionsgate’s status under the ICA the substantial investment of capital required to produce and market films and television series, increased costs for producing and marketing feature films, budget overruns, limitations imposed by Lionsgate’s credit facilities, unpredictability of the commercial success of Lionsgate’s motion pictures and television programming, the cost of defending Lionsgate’s intellectual property, difficulties in integrating acquired businesses, technological changes and other trends affecting the entertainment industry, and the risk factors found under the heading “Risk Factors” in Lionsgate’s 2010 Annual Report on Form 10-K filed with the SEC on June 1, 2010, which risk factors are incorporated herein by reference.  As a result, these statements speak only as of the date they were made and Lionsgate undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless such updates or revisions are required by applicable law.  Words such as “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” and similar expressions are used to identify these forward-looking statements.

ITEM 9.  EXHIBITS

Item 9 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following exhibits to the exhibit list:

Exhibit Number	Description
(a)(31)	Press Release, dated June 4, 2010.
(a)(32)	Amendment to Canadian Directors’ Circular, dated June 4, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

LIONS GATE ENTERTAINMENT CORP.

By:/s/ James Keegan

Name:  James Keegan

Title:    Chief Financial Officer

Dated: June 4, 2010

EXHIBIT INDEX

Exhibit Number	Description
(a)(31)	Press Release, dated June 4, 2010.
(a)(32)	Amendment to Canadian Directors’ Circular, dated June 4, 2010.